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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PETCO Animal Supplies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

716016 20 9 (CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 716016 20 9	Amendment No. 2 to Schedule 13G	Page 2 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Green Equity Investors III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 716016 20 9	Amendment No. 2 to Schedule 13G	Page 3 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Green Equity Investors Side III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 716016 20 9	Amendment No. 2 to Schedule 13G	Page 4 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GEI Capital III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON* OO

CUSIP No. 716016 20 9	Amendment No. 2 to Schedule 13G	Page 5 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leonard Green & Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 716016 20 9	Amendment No. 2 to Schedule 13G	Page 6 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LGP Management, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON* CO

CUSIP No. 716016 20 9	Amendment No. 2 to Schedule 13G	Page 7 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John M. Baumer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON* IN

CUSIP No. 716016 20 9	Amendment No. 2 to Schedule 13G	Page 8 of 13 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John G. Danhakl
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON* IN

CUSIP No. 716016 20 9	Amendment No. 2 to Schedule 13G	Page 9 of 13 Pages

Item 1(a).	Name of Issuer

PETCO Animal Supplies, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

9125 Rehco Road San Diego, California 92121

Item 2(a).	Name of Person Filing

(A)     Green Equity Investors III, L.P. (“GEI III”), Green Equity Investors Side III, L.P. (“GEI Side III”), GEI Capital III LLC (“GEIC”), Leonard Green & Partners, L.P. (“LGP”), and LGP Management, Inc. (“LGPM”).

GEI Side III is an affiliated fund of GEI III and invests in tandem with GEI III. GEI Side III’s investments represent less than 1% of the amount invested in each transaction. GEIC is the general partner of GEI III and GEI Side III. LGP is an affiliate of GEIC. LGP is the management company of GEI III and GEI Side III. LGPM is the general partner of LGP.

(B)     John M. Baumer and John G. Danhakl

Messrs. Baumer and Danhakl directly (whether through ownership interest or position) or indirectly through one or more intermediaries, may be deemed to control GEI III, GEI Side III, GEIC, LGP and/or LGPM. Each of Messrs. Baumer and Danhakl is a partner of LGP.

Item 2(b).	Address of Principal Business Office, or, if None, Residence

(A) and (B): 11111 Santa Monica Boulevard, Suite 2000 Los Angeles, California 90025

Item 2(c).	Citizenship

(A) Delaware (B) United States of America

Item 2(d).	Title of Class of Securities

This statement relates to the Issuer’s Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number

716016 20 9

Item 3.	Not Applicable.

Item 4.	Ownership

(a) Amount Beneficially Owned: 0

CUSIP No. 716016 20 9	Amendment No. 2 to Schedule 13G	Page 10 of 13 Pages

(b) Percent of Class: 0.0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

On or about June 10, 2004, GEI III sold 2,500,000 shares of Common Stock in an underwritten public offering. On or about October 22, 2004, GEI III sold its remaining 3,355,954 shares of Common Stock in an underwritten public offering. As a result of these transactions, GEI III no longer owns any shares of Common Stock.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP No. 716016 20 9	Amendment No. 2 to Schedule 13G	Page 11 of 13 Pages

Exhibit No.	Description

1	Joint Filing Agreement, dated February 11, 2003 (incorporated herein by reference to Exhibit No. 1 to the Schedule 13G filed with the SEC on February 14, 2003).

2	Power of Attorney, dated February 11, 2003 (incorporated herein by reference to Exhibit No. 2 to the Schedule 13G filed with the SEC on February 14, 2003).

CUSIP No. 716016 20 9	Amendment No. 2 Schedule 13G	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 10, 2005

Green Equity Investors III, L.P. By: GEI Capital III, LLC, its General Partner

By:	/S/ JONATHAN D. SOKOLOFF
Name:	Jonathan D. Sokoloff
Title:	Manager

Green Equity Investors Side III, L.P. By: GEI Capital III, LLC, its General Partner

By:	/S/ JONATHAN D. SOKOLOFF
Name:	Jonathan D. Sokoloff
Title:	Manager

GEI Capital III, LLC

By:	/S/ JONATHAN D. SOKOLOFF
Name:	Jonathan D. Sokoloff
Title:	Manager

Leonard Green & Partners, L.P. By: LGP Management, Inc., its General Partner

By:	/S/ JONATHAN D. SOKOLOFF
Name:	Jonathan D. Sokoloff
Title:	Vice President

LGP Management, Inc.

By:	/S/ JONATHAN D. SOKOLOFF
Name:	Jonathan D. Sokoloff
Title:	Vice President

/S/ JOHN M. BAUMER
John M. Baumer

/S/ JOHN G. DANHAKL
John G. Danhakl

CUSIP No. 716016 20 9	Amendment No. 2 Schedule 13G	Page 13 of 13 Pages

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated February 11, 2003 (incorporated herein by reference to Exhibit No. 1 to the Schedule 13G filed with the SEC on February 14, 2003).

2	Power of Attorney, dated February 11, 2003 (incorporated herein by reference to Exhibit No. 2 to the Schedule 13G filed with the SEC on February 14, 2003).